FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

June 27, 2008

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Internet Acquisition Group, Inc.
Response Letter to May 21, 2008
Information Statement on Schedule 14C
Filed December 31, 2007
Form 10-KSB
Filed February 14, 2008
Form 8-K
Filed September 28, 2007
Form 10-KSB
Filed April 2, 2007
File No. 000-52080

Dear Mr. Owings,

Please accept the following explanations to your comments;

From 10-KSB for the Year Ended September 30, 2007
Item 6. Management’s Discussion and Analysis, page 8
1.
You should present critical accounting estimates and discuss the material implications of uncertainties associated with the methods, assumptions and estimates underlying these accounting measurements. The disclosure should provide insight into the quality and variability these estimates and assumptions have on your financial condition and operating performance. Please note the disclosure should supplement, not duplicate, the description of accounting policies to be disclosed in the notes to the financial statements. See Section V. Of SEC Release No. 33-8350.

Answer to # 1:

The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America required management to make significant judgments and estimates to develop amounts reflected and disclosed in the financial statements. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. However, if actual amounts are ultimately different from previous estimates, the revisions are included in the results of operations for the period in which the actual amounts become known. The Company believes that the following discussion addresses the Company’s most critical accounting policies and assumptions.

Asset Impairment

The carrying value of long lived assets is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such reviews for recoverability, management compares the expected cash flows to the carrying value of such assets. If the expected cash flows are less than the carrying value of the assets, the Company recognizes an impairment loss for the differences.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities which arise from differences in the timing of recognition of revenue and expense for tax and financial reporting purposes and the ultimate realization of net operating gloss carry forwards. In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The company also records a valuation allowance against deferred tax assets arising for certain net operation losses when it is more likely than not that some portion of such net operating losses will not be realized.

2.	Please also include, here and in your footnotes, the disclosures required by SAB Topic 11.M.

Answer to # 2:

The following note will be added to the revised financial statements included in the amended form 10KSB which the Company intends to file:

New accounting rules and disclosure rules significantly impact the comparability of financial statements. The following new accounting pronouncements which were issued or became effective for the Company during 2007 or before the issuance of the Company’s financial statements are relevant to the readers of the Company’s financial statement:

In June, 2006 the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109. This interpretation requires companies to recognize the tax benefits of uncertain tax positions only where the position is “more likely than not” to sustained assuming examination by tax authorities. Adoption of FIN 48 did not have a material impact on the Company’s results of operations or financial condition.

In December, 2007, the FASB issued SFAS No 141 ® Business Combinations. SFAS 131 requires the acquiring entity in a business combination to, among other things, recognize the full fail value of assets, liabilities, contractual contingencies and contingent consideration obtained in the transaction, requires expenses of most transaction and restructuring costs and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. SFAS 141 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

Liquidity and Capital Resources, Page 9
3.
Your financial statements and notes reveal all notes payable will be due within four months of the balance sheet date and you have available capital to satisfy these obligations. You should discuss and analyze any reasonably likely material default in debt covenants including:

•	The steps management is taking to avoid the default;

•	The steps management intends to take to cure, obtain a waiver of or otherwise address the default;

•	The impact or reasonably likely impact of the default(including the effects of any cross-default or cross-acceleration or similar provisions) on financial condition or operating performance; and

•	Alternate sources of funding to pay off resulting obligations or replace funding.

See Section IV.B.2.C of SEC Release No. 33-8350.

Answer to # 3:

●	For the expired bank loans, we have already extended to loans.
●
Because of the restructuring for IPO of Agriculture Bank, our original two loans of 11 million RMB have been submitted to approval. Most of the raw material arrears are more than three years, and some of the related enterprises have been restructuring, or bankruptcy, etc, so we don’t need pay off those arrears any more, but it is simply unable to write off them.

●	Currently there is no impact.
●
After two years of non-production, the company prepared for the raw materials from May, 2008, and then formally put into operation on June, 2008. It is supposed to reach the revenue of 1,600,000 RMB on June, 2008.

Index to Consolidated Financial Statements General
4.
If after considering our accounting comments you determine that a revision to the annual and/or subsequently filed interim financial statements is necessary please tell us how you intend to proceed. Please also include the disclosures required by paragraphs 25 and 26 of SFAS No. 154, as applicable.

Answer to #4:

After consideration of your accounting comments the company will be amending the filing of its Form 10-K for the year ended September 30, 2007 and the subsequent interim financial statements. In filing these amendments the company will include all applicable discloses set forth in paragraphs 25 and 26 of SFAS No. 154.

Balance Sheet, page F-2
5.
Your disclosure on page 21 indicates the Chinese government restricts the ability of your operating subsidiary to pay dividends to U.S. shareholders or transfer capital. Please tell us in your response and clearly disclose the circumstances restricting transfers to U.S. shareholders, your U.S. parent company or outside the subsidiary, as applicable. See paragraphs 18 and 19 of SFAS No. 5.

Answer to # 5:

Currency Regulations

The principal regulations governing foreign exchange in China are the Foreign Exchange Control Regulations (1996) and the Administration of Settlements, Sale and Payment of Foreign Exchange Regulations (1996) (the “Exchange Regulations”). Under the Exchange Regulations, the Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans, security investment and repatriation of in vestment, however, is still subject to the approval of the State Administration of Foreign Exchange (“SAFE”). Under the Exchange Regulations, foreign-invested enterprises are require to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transaction, obtaining approval form SAFE. Capital investments by foreign-invested enterprises outside of China (excluding Hong Kong, Macau and Taiwan) are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the State Reform and Development Commission.

Other Regulations

Under current PRC laws and regulations, foreign investment entities (“FIEs”) may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, FIEs in China are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of an FIE has the discretion to allocate a portion of its after- tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

The ability of our Chinese operation subsidiaries to pay dividends may be restricted due to their corporate structure.

All of our operations are conducted in China and substantially all of our revenues are generated in China. We are required to establish reserve funds and staff and workers bonus and welfare funds, each of which is appropriated from net profit after taxation but before dividend distributions in accordance with Chinese law. We are required to allocate at least 10% of our net profits to the reserve fund until the balance of this fund has reached 50% of our registered capital.

6.	We note a number of events that indicate carrying amounts of property, plant and equipment may not be recoverable as of your balance sheet date, including but not limited to the following:

•	Renyan Bio-chemicy, the operating subsidiary, is not manufacturing products and can not provide assurance it will produce anything in the future;

•	You disclose production can not resume until you raise sufficient working capital and there has been no research and development expenditures in 2006 and 2007;

•	The plant that produces D-PHG was designed to manufacture 1,500 tons of D-PHG per year but a “significant design flaw” limited production to about half that production capacity;

•
A directive issued in October 2003 by the State Reform and Development Commission and State Drug Administration precluded production and as recently as 2006 the only business activity conducted was the sale of inventory manufactured in 2003; and

•	Production of the subsidiaries second product, DL-Serine, ceased due to lack of operating capital. As a result there has been no revenue reported in fiscal year end September 30, 2007

We note the financial statements do not reflect any asset impairments and your MD&A and footnotes lack any discussions of the uncertainty of future cash flows used to estimate asset fair values and compare this with carrying values. Tell us whether you believe that there has been a change in circumstances that would require you to assess whether the carrying costs of your assets are recoverable. If you have performed impairment test for your fixed assets please provide us with the details of the testing highlighting the assumptions and estimates you used to determine future cash flows.

Answer to # 6:

 Although the company’s operating subsidiary, Renyan Bio-Chemicy, was not manufacturing any products, in the opinion of management, no impairment existed at the balance sheet date.

 During 2007, The Company determined that its processing technique then being used failed to produce D-PHG pure enough for the manufacture of injections and that the production costs were much higher than expected. Durng the period September 30, 2007 thru December 31, 2007 the company made the necessary improvements to the equipment in order to begin production using this equipment, these improvements were made at a relatively minor cost. Additionally the company retained a  professor from <?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />Tsinghua University who changed the processing technique that resulted in the production of  a product which meets all manufacturing  standards and is produced at a cost satisfying to management. By the end of December 2007, the company began entering into sales contracts with several customers. From 2008 the company would begin the formal supply of orders. The company anticipated starting the production in the spring of 2008 and sales were expected to begin in summer 2008. As of today, the company started its production in May 2008 and began sales in June 2008. This timetable was reachable due to the fact that it takes about one week from the material input to the packaging of finished goods off the assembly line. Although the current production volume is small, we expect to gradually increase the material input in the near future.<?xml:namespace prefix = o ns = "urn:schemas-microsoft-com:office:office" />

The company has financed the production in several ways:

1.      Collection of approximately $290,000 of previously written-off accounts receivable

2.      The company is taking advantage of favorable terms with its suppliers who have extended credit during the initial production of the product.

3.      Customers have received and tested deliveries of the product and expressed satisfaction with the products quality. Several contracts with customers include advance payments of up to 60% of the order prior to shipment and the balance to be paid within one week. To date all customers have honored the payment portion of the contracts.

The company tested for impairment in accordance with SFAS No. 144, paragraphs 16-21, using the estimates of future cash flows to test the recoverability of its property, plant and equipment.

                We used estimated revenues based on expected sales over a ten year period in connection with discussions with future customers and management estimates. The company used a 10% growth rate for the  first five years   and 15% for the last five years (the industrial growth rate for the industry is 15%).  The company has taken into account the potential expected service of the asset which was substantially completed as of the balance sheet date. The results of this testing showed that the carrying amount of the company’s property, plant and equipment will be recoverable.

7.	Please advice or revise the parenthetical disclosure to present all disclosed shared as issued and outstanding as of your balance sheet date.

Answer to #7:

As of the balance sheet date the company had 100,000,000 shares authorized. The China Renyuan share exchange agreement required the company to issue 6,926,399,370 shares of its common stock, 30,036,370 of its authorized but unissued shares were issued immediately. The remaining 6,896,363,000 shares shall be delivered as soon as the company has available the authorized shares of commons stock to be issued. The registrants’ position was to present the amount of shares to be issued upon authorization as a separate parenthetical disclosure on the balance sheet to present a clearer distinction of its number of shares in the Shareholder Equity section. The total number of authorized shares as of the balance sheet date was 100,000,000 and it would be misleading to present a greater number of shares issued than were authorized as of that date.

Statement of Operations, page F-3
8.
Please advise or revise your computation of weighted average shares outstanding to consider all shares issued in the China Renyuan share exchange agreement to be outstanding from the beginning of the period until the date of recapitalization. After this date the actual shares issued and outstanding should be considered in the weighted average computation.

Answer to #8:

The company will amend its financial statement to include in the computation of weighted average shares outstanding all shares issued and to be issued in the China Renyuan share exchange agreement to be outstanding from the beginning of the period until the date of recapitalization.

Statement of Changes in Shareholders’ Equity, page F-4
9.
Please advise or revise and combine the shares issued in the china Renyuan share exchange agreement as a single line item presentation and recast the share activity in the period prior to the recapitalization to reflect the shares issued to China Renyuan in the share exchange agreement.

Answer to #9:

The company will amend its financial statement to combine the shares issued in the China Renyuan share exchange agreement as a single line item presentation and recast the share activity in the period prior to the recapitalization to reflect the shares issued to China Renyuan in the share exchange agreement on the Statement of Changes in Shareholders’ Equity.

Statement of Cash Flow, page F-5
10.	Please tell us who forgave the debt. If the forgiveness of debt is related to amount due to shareholder’s the transaction should generally be reflected as a capital contribution.

               Answer to # 10:

The forgiveness of debt referred to on the Statement of Cash Flows related to unaffiliated, third party trade creditors. No portions of the forgiveness related to transactions with shareholder’s or affiliated entities.

11.	The proceeds from affiliated company appear to be large in comparison to the amounts due to affiliated company on the balance sheet. Please explain this amount or revise.

Answer to # 11:

As of October 1, 2006, the beginning of the Company’s fiscal year, the Company had a receivable due from the affiliated Company. The receipt from the affiliated company of $142,336 during the year ended September 30, 2007 reflected on the statement of cash flows resulted in a payable to the affiliated company of $23,780.

Notes to the Financial Statements, page F-6
2. Property and Equipment, page F-8

12.	We note your response to comment 11 in our letter dated January 29, 2008. Please recharacterize land as land use rights.

Answer to # 12:

The terminology land in note 6 to the financial statements will be changed to land use rights in the amended form 10KSB which the Company will file.

Exhibits 21.1 and 31.2
13.	Please revise the certifications in your annual and interim financial statements to present the certification language exactly as it is presented in Item 601(b)(31) of Regulation S-B.

Answer to # 13:

When we amend the reports we will file amended certifications as requested in the comment.

We thank you for the opportunity to further respond to your comments.

Sincerely,

/s/ Frank J. Hariton
Frank J. Hariton
Attorney -At-Law

cc:           Brian Mc Allister
Mike Moran
Indira Lall
Ellie Bavaria